MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1

Telephone 905-726-2462
Facsimile 905-729-7164

Magna announces third quarter and year to date results

November 7, 2006 - Magna International Inc.(TSX: MG.A, MG.B; NYSE: MGA) today reported financial results for the third quarter and nine months ended September 30, 2006.

    <<
    -------------------------------------------------------------------------
                                   THREE MONTHS ENDED     NINE MONTHS ENDED
                                      SEPTEMBER 30,          SEPTEMBER 30,
                                  --------------------  ---------------------
                                     2006       2005       2006       2005
                                  ---------  ---------  ---------  ----------

    Sales                         $   5,424  $   5,381  $  17,812  $  16,957

    Operating income              $     155  $     240  $     750  $     817

    Net income                    $      94  $     159  $     499  $     556

    Diluted earnings per share    $    0.86  $    1.44  $    4.52  $    5.16

    -------------------------------------------------------------------------
            All results are reported in millions of U.S. dollars,
                          except per share figures.
    -------------------------------------------------------------------------
    >>


    THREE MONTHS ENDED SEPTEMBER 30, 2006
    -------------------------------------

    We posted sales of $5.4 billion for the third quarter ended September 30, 2006, an increase of 1% over the third quarter of 2005. This higher sales level was achieved as a result of increases in our European production and complete vehicle assembly sales offset in part by reductions in North American production sales and tooling, engineering and other sales.
    During the third quarter of 2006, North American and European average dollar content per vehicle increased 1% and 18% respectively, each over the comparable quarter in 2005. During the third quarter of 2006, North American and European vehicle production declined 7% and 5% respectively, each in comparison to the third quarter of 2005.
    Complete vehicle assembly sales increased 16% to $1.017 billion for the third quarter of 2006 compared to $879 million for the third quarter of 2005 and complete vehicle assembly volumes were unchanged from the third quarter of 2006 compared to the third quarter of 2005.
    Our operating income was $155 million for the third quarter ended September 30, 2006 compared to $240 million for the third quarter ended September 30, 2005, and we earned net income for the third quarter of 2006 of $94 million compared to $159 million for the third quarter of 2005.
    Diluted earnings per share were $0.86 for the third quarter ended September 30, 2006 compared to $1.44 for the third quarter ended September 30, 2005.
    During the third quarter ended September 30, 2006, we generated cash from operations before changes in non-cash operating assets and liabilities of $273 million, and generated $49 million from non-cash operating assets and liabilities. Total investment activities for the third quarter of 2006 were $255 million, including $198 million in fixed asset additions, $51 million to purchase subsidiaries, and a $6 million increase in investments and other assets.

    NINE MONTHS ENDED SEPTEMBER 30, 2006
    ------------------------------------

    We posted sales of $17.8 billion for the nine months ended September 30, 2006, an increase of 5% over the nine months ended September 30, 2005. This higher sales level was achieved as a result of increases in our North American and European production sales and complete vehicle assembly sales offset in part by reductions in tooling, engineering and other sales.
    During the nine months ended September 30, 2006, North American and European average dollar content per vehicle increased 6% and 11% respectively, each over the comparable nine-month period in 2005. During the nine months ended September 30, 2006, North American and European vehicle production declined 1% and 3%, respectively, each in comparison to the nine months ended September 30, 2005.
    Complete vehicle assembly sales increased 2% to $3.132 billion for the nine months ended September 30, 2006 compared to $3.059 billion for the nine months ended September 30, 2005 and complete vehicle assembly volumes increased 11% for the first nine months of 2006 compared to the first nine months of 2005.
    Our operating income was $750 million for the nine months ended
September 30, 2006 compared to $817 million for the nine months ended September 30, 2005, and we earned net income of $499 million for the first nine months of 2006 compared to $556 million for the first nine months of 2005.
    Diluted earnings per share were $4.52 for the nine months ended
September 30, 2006 compared to $5.16 for the nine months ended September 30, 2005.
    During the nine months ended September 30, 2006, we generated cash from operations before changes in non-cash operating assets and liabilities of $1.1 billion, and invested $317 million in non-cash operating assets and liabilities. Total investment activities for the first nine months of 2006 were $856 million, including $544 million in fixed asset additions, $254 million to purchase subsidiaries, and a $58 million increase in investments and other assets.
    A more detailed discussion of our consolidated financial results for the third quarter and nine months ended September 30, 2006 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    OTHER MATTERS
    -------------

    Our Board of Directors today declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended September 30, 2006. The dividend of U.S. $0.38 per share is payable on December 15, 2006 to shareholders of record on November 30, 2006.
    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia and South America. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body systems; vision and engineered glass systems; electronic systems; plastic body, lighting and exterior trim systems; various powertrain and drivetrain systems; retractable hard top and soft top roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 83,000 employees in 228 manufacturing operations and 62 product development and engineering centres in 23 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Tuesday, November 7, 2006 at 8:30 a.m. EST. The conference call will be co-chaired by Mark T. Hogan, President and Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-741-7590. The number for overseas callers is 1-416-641-6210. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Tuesday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

    For teleconferencing questions, please call Karin Kaminski at
    905-726-7103.
    -------------------------------------------------------------------------

    FORWARD-LOOKING STATEMENTS
    --------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; the termination by our customers of any material contracts; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------


    MAGNA INTERNATIONAL INC.

    Management's Discussion and Analysis of Results of Operations and Financial Position
    ------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2006 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2005 included in our 2005 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2006 and the audited consolidated financial statements for the year ended December 31, 2005 are both prepared in accordance with Canadian generally accepted accounting principles.
    This MD&A has been prepared as at November 6, 2006.

    OVERVIEW
    -------------------------------------------------------------------------

    We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We follow a corporate policy of functional and operational decentralization. We conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at September 30, 2006, we had 228 manufacturing divisions and 62 product development and engineering centres in 23 countries. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia and South America. Our product capabilities span a number of major automotive areas including: interiors; seating; closures; metal body systems; vision and engineered glass systems; electronics; plastic body, lighting and exterior trim systems; various powertrain and drivetrain systems; retractable hard top and soft top roof systems; and complete vehicle engineering and assembly.
    During 2005, we completed the privatizations of our former public subsidiaries: Tesma International Inc.; Decoma International Inc. ("Decoma"); and Intier Automotive Inc. (the "Privatizations"). The Privatizations have allowed us to improve our strategic positioning, particularly with respect to the development of vehicle modules that cross our traditional product lines, and to better exploit our various competencies, particularly our complete vehicle expertise.
    Our operations are segmented on a geographic basis between North America, Europe, and Rest of World (primarily Asia and South America). A co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.
    Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, environmental emission and safety issues. A number of other factors, discussed below under "Industry Trends and Risks" also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries.

    HIGHLIGHTS
    -------------------------------------------------------------------------

    We reported sales of $5.4 billion for the third quarter of 2006, an increase of 1% over the third quarter of 2005. This higher sales level was achieved as a result of increases in our European production and complete vehicle assembly sales offset in part by reductions in North American production sales and tooling, engineering and other sales.
    In the third quarter of 2006, our largest OEM customers in North America significantly reduced vehicle production levels, particularly on their light truck programs. While overall North American vehicle production volumes declined 7% in the third quarter of 2006 compared to the third quarter of 2005, General Motors ("GM"), Ford and Chrysler light truck production declined 8%, 24% and 26%, respectively.
    The production declines reflect a number of factors that continue to impact our largest customers in North America, including declining market share, high inventory levels on certain vehicle programs, and a shift in consumer preferences away from light trucks. The lower production levels at our largest OEM customers, particularly for certain light trucks, in the third quarter of 2006, significantly impacted our sales and earnings, as our content on a number of these programs is higher than our consolidated average content.
    Operating income for the third quarter of 2006 decreased 35% to $155 million from $240 million for the third quarter of 2005. Excluding the unusual items recorded in the third quarters of 2006 and 2005 (see "Unusual Items" below), operating income for the third quarter of 2006 decreased
$68 million or 30%. The decrease in operating income excluding unusual items was primarily due to lower sales in North America, operational inefficiencies and other costs at certain facilities, particularly at certain interior systems facilities, and incremental customer price concessions. These factors were partially offset by a favourable revaluation of warranty accruals, additional margins earned on the launch of new programs during or subsequent to the third quarter of 2005, increased margins earned on higher volumes for certain assembly programs and the closure, subsequent to the third quarter of 2005, of certain underperforming divisions which incurred losses during the third quarter of 2005.
    Net income for the third quarter of 2006 decreased 41% or $65 million to $94 million from $159 million for the third quarter of 2005. Excluding the unusual items recorded in the third quarters of 2006 and 2005 (see "Unusual Items" below), net income for the third quarter of 2006 decreased 36% or $56 million. The decrease in net income excluding unusual items was primarily a result of the decrease in operating income (excluding unusual items) partially offset by lower income taxes. Income taxes were lower despite the negative impact of an unfavourable tax decision (see "Incomes Taxes" below).
    Diluted earnings per share for the third quarter of 2006 decreased 40% or $0.58 to $0.86 from $1.44 for the third quarter of 2005. Excluding the unusual items recorded in the third quarters of 2006 and 2005 (see "Unusual Items" below), diluted earnings per share decreased 36% or $0.50 primarily as a result of the decrease in net income (excluding unusual items).

    Unusual Items

    During the three months and nine months ended September 30, 2006 and 2005, we recorded certain unusual items as follows:

    <<
                                    2006                       2005
                        ---------------------------  ------------------------
                                          Diluted                    Diluted
                                             Earn-                      Earn-
                         Operat-             ings   Operat-             ings
                            ing      Net      per      ing      Net      per
                         Income   Income    Share   Income   Income    Share
    -------------------------------------------------------------------------
    Third Quarter
      Restructuring
       charges(1)        $   (5)  $   (4) $ (0.04) $   (14) $   (11) $ (0.10)
      Settlement gain(2)      -        -        -       26       16     0.14
    -------------------------------------------------------------------------
    Total third quarter
     unusual items           (5)      (4)   (0.04)      12        5     0.04
    -------------------------------------------------------------------------

    Second Quarter
      Restructuring
       charges(1)        $  (25)  $  (18) $ (0.16) $    (9) $    (7) $ (0.07)
      Impairment
       charges(1)             -        -        -       (5)      (5)   (0.05)
      Sale of
       facilities(3)        (17)     (15)   (0.14)      16       10     0.09
      Foreign currency
       gain(4)                -        -        -       18       18     0.16
      Future tax
       recovery(4)            -       10     0.09        -        -        -
    -------------------------------------------------------------------------
    Total second quarter
     unusual items          (42)     (23)   (0.21)      20       16     0.13
    -------------------------------------------------------------------------

    First Quarter
      Restructuring
       charges(1)           (10)      (9)   (0.08)      (5)      (4)   (0.04)
      Charges associated
       with MG Rover(5)       -        -        -      (15)     (13)   (0.13)
    -------------------------------------------------------------------------
    Total first quarter
     unusual items          (10)      (9)   (0.08)     (20)     (17)   (0.17)
    -------------------------------------------------------------------------

    Total year to date
     unusual items       $  (57)  $  (36) $ (0.33) $    12  $     4  $  0.03
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    (1) Restructuring and Impairment Charges

        (a)   For the nine months ended September 30, 2006

              During the first quarter of 2006, we incurred restructuring and rationalization charges of $10 million related to activities that were initiated in 2005. Specifically, in January 2006, we reached an agreement with the workers' council at a facility in Belgium that covers non-contractual termination benefits for employees at this facility. As a result, we recorded the $8 million cost of this agreement in the first quarter of 2006.

              During the second quarter of 2006, we incurred restructuring and rationalization charges of $25 million. Specifically, in June, we recorded a $17 million charge as a result of an agreement we reached with employees related to rightsizing a facility in the United States. In addition, we incurred additional restructuring and rationalization charges of $4 million related to two facilities in North America and $4 million related to two facilities in Europe.

              During the third quarter of 2006, we incurred restructuring and rationalization charges of $4 million related to three facilities in North America and $1 million related to one facility in Europe.

        (b)   For the nine months ended September 30, 2005

              During the first quarter of 2005 we incurred rationalization charges of $4 million related to a facility in North America and we also expensed previously capitalized bank facility fees as a result of the cancellation of Decoma's term credit facility.

              During the second quarter of 2005, we incurred restructuring and impairment charges totalling $14 million related substantially to three European facilities.

              During the third quarter of 2005, we incurred restructuring and impairment charges totalling $14 million substantially related to a European facility and the Privatizations.

    (2) Settlement Gain

        During the third quarter of 2005, we recorded a settlement gain with respect to the receipt of $26 million awarded by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project.

    (3) Sale of Facilities

        During the second quarter of 2006, we entered into agreements for the sale of two underperforming powertrain facilities. As a result, we incurred losses on disposition of the facilities of $12 million and $5 million in Europe and North America, respectively. During the second quarter of 2005, we recorded a $16 million gain on sale of a non-core seat component facility in North America.

    (4) Other Unusual Items

        During the second quarter of 2006 we recorded a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada. During the second quarter of 2005, we recorded an $18 million foreign currency gain on the repatriation of funds from Europe.

    (5) MG Rover

        In April 2005, MG Rover Group Limited ("MG Rover") was placed into administration, which is similar to Chapter 11 bankruptcy protection in the United States (the "MG Rover situation"). As a result, we recorded charges of $15 million related to our MG Rover assets and supplier obligations during the first quarter of 2005.
    >>

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------
    A number of trends have had a significant impact on the global automotive industry in recent years, including:

    <<
    - the growth of Asian-based OEMs in North America and Europe and declining market share at certain of our customers in our traditional markets;
    - increased pressure by OEMs on automotive suppliers to reduce their prices, including through retroactive price reductions, and bear additional costs;
    - increases in raw materials and commodity prices, such as steel and resin, as well as energy prices;
    - the deterioration of the financial condition of the automotive supply base and certain OEMs;
    - the growth of the automotive industry in China, Korea, India and other Asian countries, as well as parts of eastern Europe, and the migration of manufacturing to such lower cost countries;
    - increased engineering capabilities required in order to be awarded new business for more complex systems and modules;
    -  increased outsourcing of larger modules;
    - increased prevalence of vehicles built off high-volume global vehicle platforms; and
    - increased customer and consumer demand for lighter vehicles, additional safety features, improved comfort, convenience and space optimization features, alternative fuel systems and advanced electronics systems.

    The following are some of the more significant risks that could affect our ability to achieve our desired results:

    - The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in certain economic and political conditions, including interest rates, energy prices and international conflicts (including acts of terrorism). Automotive sales and production can also be affected by other factors, including labour relations issues, regulatory requirements and trade agreements. In North America, the industry is characterized by significant overcapacity, fierce competition and significant pension and other post employment benefit costs for the domestic automobile manufacturers. In Europe, the market structure is relatively fragmented with significant overcapacity. As a result of these conditions, some of our customers are currently experiencing or may in the future experience reduced consumer demand for their vehicles, leading to declining vehicle production volumes. A reduction in vehicle production volumes by any of our significant customers could have a material adverse effect on our profitability.

    - Rising healthcare, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of a number of North American and European OEMs and automotive component suppliers. Increased raw materials prices, including steel and resins, and energy prices are also adversely affecting OEMs and automotive component suppliers. Other economic conditions, such as increased gas prices, have affected and could further threaten sales of certain models, such as full-size sport utility vehicles and light trucks. All of these conditions, coupled with a continued decline in market share, could further threaten the financial condition of some of our customers, putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability and financial condition.

    - Although we supply parts to all of the leading OEMs, a significant majority of our sales are to four such customers, two of which are rated as below investment grade by credit rating agencies. We are attempting to further diversify our customer base, particularly to increase our business with Asian based OEMs. A decline in overall production volumes by any of our four largest customers could have an adverse effect on our profitability, particularly if we are unable to further diversify our customer base. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have an adverse effect on our profitability.

    - The competitive environment in the automotive industry has been intensifying as our customers seek to take advantage of lower operating costs in China, other countries in Asia and parts of Eastern Europe. As a result, we are facing increased competition from suppliers that have manufacturing operations in low cost countries. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The loss of any significant production contract to a competitor in low cost countries or significant costs and risks incurred to enter and carry on business in these countries could have an adverse effect on our profitability.

    - Prices for key commodities used in our parts production, particularly steel and resin, remain at elevated levels with the possibility of future increases in some commodities. We expect steel prices will remain at elevated levels in 2006 compared to levels earlier this decade. Approximately half of our steel is acquired through resale programs operated by the automobile manufacturers, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts. However, a steel supplier has challenged its long-term agreements with us for certain steel products while steel prices were rising and, to the extent that it successfully disputes, terminates or otherwise refuses to honour its contracts, our exposure to steel price increases will increase to the extent that steel prices remain at elevated levels. We also sell scrap steel, which is generated through our parts production process, and the revenues from these sales have reduced some of our exposure to steel price increases in the past. However, if scrap steel prices decline, while steel prices remain high, our ability to reduce our exposure to steel price increases will diminish. To the extent we are unable to fully mitigate our exposure to increased commodity prices through hedging strategies, by engineering products with reduced steel, resin or other commodity content, or by passing additional steel and resin costs to our customers, such additional commodity costs could have a material adverse effect on our profitability.

    - We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity prices and a number of other factors have left many automotive suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of one of our major suppliers could disrupt the supply of components to us from these suppliers, possibly resulting in a temporary disruption in the supply of products by us to our customers. Additionally, the financial distress or the insolvency or bankruptcy of a significant supplier to one of our customers could disrupt the supply of products to such customer, resulting in a reduction in production by our customer. Such a reduction in our customer's production could negatively impact our production, resulting in unrecoverable losses. Any prolonged disruption in the supply of critical components by our suppliers or suppliers to one of our customers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such suppliers are not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

    - We have entered into, and will continue to enter into, long-term supply arrangements with our customers which provide for, among other things, price concessions over a pre-defined supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded, and in light of challenging automotive industry conditions may continue to demand, additional price concessions and/or retroactive price reductions. We may not be successful in offsetting all of these price concessions or reductions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. To the extent that we are not able to offset price concessions through cost reductions or improved operating efficiencies, such concessions could have a material adverse effect on our profitability.

    - Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition.

    - We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. In particular, some OEMs have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could have an adverse effect on our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

    - Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer's warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

    - Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements for a particular vehicle, instead of a specified quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

    - We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. Currently, we have bodily injury coverage under insurance policies. This coverage will continue until August 2007 and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage could have an adverse effect on our profitability and financial condition.

    - In response to the increasingly competitive automotive industry conditions, it is likely that we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

    - We recorded significant impairment charges in 2005 and may do so in 2006 and in the future. Goodwill must be tested for impairment annually, or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We also evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability.

    - From time to time, we may be contingently liable for contractual and other claims with customers, suppliers and former employees. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims which we are party to will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Average Foreign Exchange

                                  For the three months    For the nine months
                                   ended September 30,    ended September 30,
                                  ---------------------   -------------------
                                     2006   2005 Change   2006   2005 Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals
     U.S. dollars                   0.893  0.834   + 7%  0.884  0.818   + 8%

    1 euro equals U.S. dollars      1.275  1.221   + 4%  1.246  1.262   - 1%

    1 British pound equals
     U.S. dollars                   1.877  1.788   + 5%  1.820  1.843   - 1%
    -------------------------------------------------------------------------
    >>

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and nine months ended September 30, 2006 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    <<
    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006
    -------------------------------------------------------------------------

    Sales

                                                For the three months
                                                 ended September 30,
                                                --------------------
                                                   2006       2005    Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                               3.452      3.722      - 7%
      Europe                                      3.336      3.509      - 5%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                           $     756  $     746      + 1%
      Europe                                  $     394  $     335     + 18%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                         $   2,610  $   2,777      - 6%
        Europe                                    1,315      1,176     + 12%
        Rest of World                                68         47     + 45%
      Complete Vehicle Assembly                   1,017        879     + 16%
      Tooling, Engineering and Other                414        502     - 18%
    -------------------------------------------------------------------------
    Total Sales                               $   5,424  $   5,381      + 1%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total sales increased 1% or $43 million to $5.42 billion for the third quarter of 2006 compared to $5.38 billion for the third quarter of 2005.

    External Production Sales - North America

    External production sales in North America decreased 6% or $167 million to $2.6 billion for the third quarter of 2006 compared to $2.8 billion for the third quarter of 2005. This decrease in production sales reflects a 7% decrease in North American vehicle production volumes partially offset by a 1% increase in our North American average dollar content per vehicle.
    Our average dollar content per vehicle grew by 1% or $10 to $756 for the third quarter of 2006 compared to $746 for the third quarter of 2005, primarily as a result of:

    <<
    - the launch of new programs during or subsequent to the third quarter of 2005, including:
       -  GM's new full-size SUVs;
       -  the Ford Fusion, Mercury Milan and Lincoln Zephyr;
       -  the Dodge Caliber; and
       -  the Mercedes GL Class;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;
    -  increased production and/or content on certain programs, including:
       -  the Chevrolet HHR;
       -  the Chevrolet Impala; and
       -  the Pontiac G6; and
    -  the acquisition of CTS in February 2006.

    These factors were largely offset by:

    - the impact of lower production and/or content on certain programs, including:
       -  the Dodge Caravan, Grand Caravan and Chrysler Town & Country;
       -  the Ford F-Series SuperDuty;
       -  the Hummer H3;
       -  the Ford Escape and Mazda Tribute;
       -  the Chrysler Pacifica;
       -  the Ford Freestar and Mercury Monterey;
       -  the Dodge Durango; and
       -  the Chevrolet Envoy, Buick Rainier and GMC Trailblazer;
    - programs that ended production during or subsequent to the third quarter of 2005;
    -  incremental customer price concessions; and
    -  the sale of certain underperforming divisions during 2006.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 12% or $139 million to $1.3 billion for the third quarter of 2006 compared to $1.2 billion for the third quarter of 2005. This increase in production sales reflects an 18% increase in our European average dollar content per vehicle partially offset by a 5% decline in European vehicle production volumes.
    Our average dollar content per vehicle grew by 18% or $59 to $394 for the third quarter of 2006 compared to $335 for the third quarter of 2005, primarily as a result of:

    <<
    - acquisitions during or subsequent to the third quarter of 2005, including the acquisition of CTS in February 2006;
    - an increase in reported U.S. dollar sales as a result of the strengthening of the euro and British pound, each against the U.S. dollar;
    -  increased production and/or content on certain programs, including:
       -  the BMW X3;
       -  the Mercedes B-Class; and
       -  the Volkswagen Transporter and Multivan; and
    - the launch of new programs during or subsequent to the third quarter of 2005, including:
       -  the Honda Civic; and
       -  the Peugeot 207.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including the Mercedes A-Class and C-Class; and
    -  incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 45% or $21 million to $68 million for the third quarter of 2006 compared to $47 million for the third quarter of 2005. The increase in production sales is primarily a result of:

    -  increased production sales at existing facilities in China;
    - an increase in reported U.S. dollar sales due to the strengthening of the Korean won and Chinese Renminbi, each against the U.S. dollar;
    -  the ramp-up of production at new facilities in China;
    -  increased production sales at a closures systems facility in Brazil;
    -  the acquisition of a mirrors facility in South Africa; and
    -  increased production sales at our powertrain facilities in Korea.
    >>

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

    <<
                                                For the three months
                                                 ended September 30,
                                                --------------------
                                                   2006       2005    Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales           $   1,017  $     879     + 16%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:                               35,827     32,105     + 12%
        BMW X3, Mercedes E-Class and G-Class,
         and Saab 9(3) Convertible
      Value-Added:                               20,266     23,930     - 15%
        Jeep Grand Cherokee, Chrysler 300,
        Chrysler Voyager, and Jeep Commander
    -------------------------------------------------------------------------
                                                 56,093     56,035         -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>


    Complete vehicle assembly volumes remained relatively consistent with the prior year, increasing 58 units to 56,093 units for the third quarter of 2006 compared to 56,035 units for the third quarter of 2005. Complete vehicle assembly sales increased 16% or $138 million to $1.0 billion for the third quarter of 2006 compared to $879 million for the third quarter of 2005. The increase in complete vehicle assembly sales is primarily the result of:

    <<
    -  the increase in assembly volumes for the BMW X3;
    - an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar;
    -  the launch of the Jeep Commander in the first quarter of 2006; and
    - higher assembly volumes for the Chrysler 300 which launched in the second quarter of 2005.

    These increases were partially offset by a decrease in assembly volumes for:

    -  the Jeep Grand Cherokee
    -  the Chrysler Voyager
    -  the Mercedes G-Class; and
    -  the Saab 9(3) Convertible.
    >>

    Tooling, Engineering and Other

    Tooling, engineering and other sales declined 18% or $88 million to $414 million for the third quarter of 2006 compared to $502 million for the third quarter of 2005.
    In the third quarter of 2006, the major programs for which we recorded tooling, engineering and other sales were:

    <<
    -  GM's next generation full-size pickups and SUVs;
    -  the Ford Escape and Mazda Tribute;
    -  the MINI Cooper;
    -  the Land Rover Range Rover;
    -  the Saturn Outlook, Buick Enclave and GMC Acadia;
    -  the Freightliner P-Class; and
    -  the BMW X3.
    >>

    In the third quarter of 2005, the major programs for which we recorded tooling, engineering and other sales were:

    <<
    -  the BMW X5;
    -  GM's next generation full-size pickups and SUVs;
    -  the Dodge Durango;
    -  the Ford F-Series SuperDuty; and
    -  the Cadillac STS;
    >>

    In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

    Gross Margin

    Gross margin decreased $67 million to $635 million for the third quarter of 2006 compared to $702 million for the third quarter of 2005. Gross margin as a percentage of total sales decreased to 11.7% for the third quarter of 2006 compared to 13.0% for the third quarter of 2005. In the third quarter of 2006, the unusual items discussed in the "Highlights" section above negatively impacted gross margin and gross margin as a percentage of total sales by $3 million and 0.1%, respectively. Excluding these unusual items, the 1.2% decrease in gross margin as a percent of sales was primarily a result of:

    <<
    -  lower production sales in North America;
    - operational inefficiencies and other costs at certain underperforming facilities, particularly at certain of our interior systems facilities;
    - an increase in complete vehicle assembly sales for the BMW X3, which has a lower gross margin than our consolidated average gross margin because the costs of this vehicle assembly program are reflected on a full-cost basis in the selling price of the vehicle; and
    -  incremental customer price concessions.

    These factors were partially offset by:

    - a favourable revaluation to warranty accruals, substantially in Europe;
    -  productivity and efficiency improvements at certain divisions;
    - lower employee profit sharing as a result of the decrease in our consolidated earnings; and
    -  price reductions from our suppliers.

    Depreciation and Amortization

    Depreciation and amortization costs increased 10% or $17 million to $191 million for the third quarter of 2006 compared to $174 million for the third quarter of 2005. The increase in depreciation and amortization was primarily as a result of:

    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar.
    - depreciation and amortization of assets at new facilities that launched during or subsequent to the third quarter of 2005;
    - an increase in assets employed in the business to support future growth; and
    - depreciation and amortization of assets related to the acquisition of CTS.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales increased to 5.5% for the third quarter of 2006 compared to 5.3% for the third quarter of 2005. SG&A expenses increased 4% or $12 million to $299 million for the third quarter of 2006 compared to $287 million for the third quarter of 2005. Excluding the unusual items discussed in the "Highlights" section above, SG&A expenses decreased by $2 million primarily as a result of:

    -  a net increase in foreign exchange gains;
    - lower spending on new facilities in the third quarter of 2006 compared to the third quarter of 2005; and
    -  lower incentive compensation.

    These factors were partially offset by:

    - an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; and
    -  increased selling, general and administrative expenses related to CTS.


    Earnings before Interest and Taxes ("EBIT")(1)

                                                For the three months
                                                 ended September 30,
                                                --------------------
                                                   2006       2005    Change
    -------------------------------------------------------------------------

    North America                             $      67  $     159     - 58%
    Europe                                           68         38     + 79%
    Rest of World                                    (4)         2       n/a
    Corporate and Other                              18         43     - 58%
    -------------------------------------------------------------------------
    Total EBIT                                $     149  $     242     - 38%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Included in EBIT for the third quarters of 2006 and 2005 were the following unusual items, which have been discussed in the "Highlights" section above.

    <<
                                                        For the three months
                                                         ended September 30,
                                                       ----------------------
                                                              2006      2005
    -------------------------------------------------------------------------

    North America
      Restructuring charges                              $      (2) $     (5)
      Impairment charges                                        (2)        -
    -------------------------------------------------------------------------
                                                                (4)       (5)
    -------------------------------------------------------------------------
    Europe
      Restructuring charges                                     (1)       (9)
    -------------------------------------------------------------------------
                                                                (1)       (9)
    -------------------------------------------------------------------------
    Corporate and Other
      Settlement gain                                            -        26
    -------------------------------------------------------------------------
                                                                 -        26
    -------------------------------------------------------------------------
                                                         $      (5) $     12
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) EBIT is defined as operating income as presented on our unaudited consolidated financial statements before net interest (income) expense.
    >>

    North America

    EBIT in North America decreased 58% or $92 million to $67 million for the third quarter of 2006 compared to $159 million for the third quarter of 2005. Excluding the North American unusual items discussed in the "Highlights" section above, EBIT decreased by $93 million in North America, primarily as a result of:

    <<
    -  lower margins earned as a result of a decrease in production sales;
    - operational inefficiencies and other costs at certain underperforming divisions, particularly at certain of our interior systems facilities;
    -  incremental customer price concessions; and
    -  costs incurred to develop and grow our electronics capabilities.

    These factors were partially offset by:

    - margins earned on new programs that launched during or subsequent to the third quarter of 2005;
    - margins earned on increased production and/or content on certain programs;
    -  operational improvements at certain underperforming divisions;
    -  lower affiliation fees paid to Corporate; and
    - lower employee profit sharing as a result of the decrease in our consolidated earnings.

    Europe

    EBIT in Europe increased 79% or $30 million to $68 million for the third quarter of 2006 compared to $38 million for the third quarter of 2005. The increase in EBIT is substantially the result of a favourable revaluation to warranty accruals as a result of updated warranty claim data received in the third quarter of 2006. EBIT was also favourably affected by:

    - the European unusual items discussed in the "Highlights" section above;
    -  operational improvements at certain underperforming divisions;
    - increased margins earned on higher volumes for certain production and complete vehicle assembly programs;
    -  lower affiliation fees paid to Corporate; and
    - lower employee profit sharing as a result of the decrease in our consolidated earnings.

    These factors were partially offset by:

    - lower margins as a result of a decrease in vehicle production volumes on certain programs;
    - operational inefficiencies and other costs at certain facilities, particularly at certain of our interior systems facilities;
    -  costs incurred to develop and grow our electronics capabilities; and
    -  incremental customer price concessions.
    >>

    Rest of World

    EBIT in the Rest of World decreased $6 million to a loss of $4 million for the third quarter of 2006 compared to income of $2 million for the third quarter of 2005.
    The decrease in EBIT was primarily as a result of:

    <<
    - costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market; and
    -  lower profits earned at our closures systems facility in Brazil.

    Partially offsetting these costs was the additional margin earned on the increased production sales discussed above.

    Corporate and Other

    Corporate and Other EBIT decreased 58% or $25 million to $18 million for the third quarter of 2006 compared to $43 million for the third quarter of 2005. Excluding the Corporate and Other unusual items discussed in the "Highlights" section above, EBIT increased $1 million, primarily as a result of:
    - a decrease in incentive compensation as a result of the decrease in our consolidated earnings; and
    -  an increase in equity income earned on investments.
    >>

    These factors were partially offset by a decrease in affiliation fees earned from our divisions.

    Interest (Income) Expense, Net

    During the third quarter of 2006, we earned net interest income of $6 million, compared to net interest expense of $2 million for the third quarter of 2005. The $8 million positive variance is primarily as a result of:

    <<
    -  a reduction in interest expense due to:
       - the repayment in January 2006 of the second series of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG"); and
       -  the repayment of $59 million of senior unsecured notes in May 2006;
          and
    -  an increase in interest income earned.
    >>

    Operating Income

    Operating income decreased 35% or $85 million to $155 million for the third quarter of 2006 compared to $240 million for the third quarter of 2005. Excluding unusual items discussed in the "Highlights" section above, operating income decreased 30% or $68 million for the third quarter of 2006. The decrease in operating income (excluding unusual items) was the result of the decrease in EBIT (excluding unusual items) combined with the positive variance in net interest (income) expense, both as described above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) increased to 40.4% for the third quarter of 2006 from 33.9% for the third quarter of 2005. In the third quarters of 2006 and 2005, income tax rates were impacted by the unusual items discussed in the "Highlights" section above. Excluding the unusual items, our effective income tax rate increased to 39.7% for the third quarter of 2006 compared to 32.6% for the third quarter of 2005. The increase in the effective income tax rate is primarily the result of an unfavourable Supreme Court of Canada ruling against a Canadian taxpayer which restricts deductibility of certain foreign exchange losses. As a result, we recorded a $23 million tax expense substantially related to the write-off of a tax asset.
    The impact of this ruling was partially offset by:

    <<
    - a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates, and;
    - a decrease in losses not benefited as a result of income tax planning strategies.
    >>

    Net Income

    Net income decreased by 41% or $65 million to $94 million for the third quarter of 2006 compared to $159 million for the third quarter of 2005. Excluding the $9 million related to unusual items discussed in the "Highlights" section above, net income decreased $56 million as a result of the decrease in operating income, and the decrease in income taxes, all as discussed above.

    <<
    Earnings per Share

                                                For the three months
                                                 ended September 30,
                                                --------------------
                                                   2006       2005    Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                   $    0.87  $    1.47     - 41%
      Diluted                                 $    0.86  $    1.44     - 40%
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                       108.6      108.4         -
      Diluted                                     111.4      111.2         -
    -------------------------------------------------------------------------
    >>

    Diluted earnings per share decreased 40% or $0.58 to $0.86 for the third quarter of 2006 compared to $1.44 for the third quarter of 2005. Included in the $0.58 decrease in diluted earnings per share is the net decrease in diluted earnings per share of $0.08 related to the unusual items discussed in the "Highlights" section above.
    Excluding the unusual items, diluted earnings per share decreased $0.50 from the third quarter of 2005 to the third quarter of 2006 as a result of the decrease in net income (excluding unusual items) described above.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for the third quarter of 2006 was 9.0%, a decrease from 14.9% for the third quarter of 2005. The unusual items discussed in the "Highlights" section above negatively impacted ROFE in the third quarter of 2006 by 0.2% and positively impacted ROFE by 0.7% in the third quarter of 2005.
    Excluding these unusual items, the 5.0% decrease in ROFE can be attributed to a decrease in EBIT (excluding unusual items) as discussed above combined with an increase in our average funds employed for the third quarter of 2006 compared to the third quarter of 2005. The increase in our average funds employed was primarily as a result of:

    <<
    - acquisitions completed during or subsequent to the third quarter of 2005, including CTS in February; and
    - increased funds employed for new facilities associated with recent or upcoming launches.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                                For the three months
                                                 ended September 30,
                                                --------------------
                                                   2006       2005    Change
    -------------------------------------------------------------------------

    Net income                                $      94  $     159
    Items not involving current cash flows          179        202
    -------------------------------------------------------------------------
                                                    273        361  $    (88)
    Changes in non-cash operating assets
     and liabilities                                 49       (482)
    -------------------------------------------------------------------------
    Cash provided from operating activities   $     322  $    (121) $    443
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Cash flow from operations before changes in non-cash operating assets and liabilities decreased $88 million to $273 million for the third quarter of 2006 compared to $361 million for the third quarter of 2005. The decrease in cash flow from operations was due to a $65 million decrease in net income (as discussed above) combined with a $23 million decrease in items not involving current cash flows.
    The decrease in items not involving current cash flows was primarily a result of:

    <<
    - a $55 million decrease in future taxes as a result of losses benefited during the third quarter of 2006 compared to the utilization of losses that were previously benefited in the third quarter of 2005; and
    -  a $3 million increase in equity income.

    These decreases were partially offset by:

    -  a $17 million increase in depreciation and amortization; and
    -  an $18 million increase in other non-cash charges.
    >>

    -------------------------------------------------------------------------

    (1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

    Cash generated by non-cash operating assets and liabilities amounted to $49 million for the third quarter of 2006 compared to cash invested in non-cash operating assets and liabilities for the third quarter of 2005. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

    <<
                                                        For the three months
                                                         ended September 30,
                                                       ----------------------
                                                              2006      2005
    -------------------------------------------------------------------------

    Accounts receivable                                  $     236  $   (505)
    Inventory                                                  (28)     (116)
    Prepaid expenses and other                                   2       (11)
    Accounts payable and other accrued liabilities            (155)      140
    Income taxes payable                                         5         8
    Deferred revenues                                          (11)        2
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and
     liabilities                                         $      49  $   (482)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The cash generated from accounts receivable during the third quarter of 2006 is primarily a result of the decrease in production sales in North America during the third quarter of 2006 compared to the second quarter of 2006 and the collection of tooling receivables in North America during the third quarter of 2006. In Europe, no net cash was generated from accounts receivable as the cash generated from the collection of tooling and engineering receivables was offset by an increase in complete vehicle assembly receivables.
    The decrease in accounts payable during the third quarter of 2006 is associated with the decrease in production sales in North America, as discussed above, and the payment of tooling related accounts payable. In Europe, the increase in accounts payable associated with the increase in complete vehicle assembly sales was offset by a decrease in warranty accruals as discussed above.
    The increase in accounts receivable during the third quarter of 2005 is primarily due to the timing of cash receipts whereby approximately
$500 million of cash was received shortly after the end of the third quarter ended September 30, 2005.
    The increase in inventory during the third quarter of 2005 is a result of increased tooling inventory on certain programs that launched subsequent to the third quarter of 2005, an increase in work-in-process at one of our assembly facilities as a result of temporary supply disruptions and an increase in raw material inventory to support future production.
    The increase in accounts payable and other accrued liabilities during the third quarter of 2005 is consistent with the inventory build described above.

    <<
    Capital and Investment Spending

                                                For the three months
                                                 ended September 30,
                                                --------------------
                                                   2006       2005    Change
    -------------------------------------------------------------------------

    Fixed assets                              $    (198) $    (198)
    Investments and other assets                     (6)       (31)
    -------------------------------------------------------------------------
    Fixed assets, investments and other
     assets additions                              (204)      (229)
    Purchases of subsidiaries                       (51)         1
    Proceeds from disposals                           8          7
    -------------------------------------------------------------------------
    Cash used in investing activities         $    (247) $    (221) $    (26)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Fixed assets, investments and other assets additions

    In the third quarter of 2006, we invested $198 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2006 was for manufacturing equipment for programs that launched during the third quarter of 2006 or will be launching subsequent to the third quarter of 2006, including equipment for GM's next generation full-size pickups.

    Purchase of subsidiaries

    The purchases of subsidiaries for the third quarter of 2006 includes
$46 million to acquire the net assets of the Magna Golf Course located in Aurora, Ontario from MEC. The transaction was reviewed by a Special Committee of, and approved by the independent members of, Magna's Board of Directors following the unanimous recommendation of the Special Committee.

    Proceeds from disposition

    Proceeds from disposition for the third quarter of 2006 represents normal course fixed and other asset disposals.

    <<
    Financing

                                                For the three months
                                                 ended September 30,
                                                --------------------
                                                   2006       2005    Change
    -------------------------------------------------------------------------

    Repayments of debt                        $     (10) $     (16)
    Issues of debt                                  108         56
    Issues of Class A Subordinate Voting
     Shares                                           1          6
    Cash dividends paid                             (41)       (41)
    -------------------------------------------------------------------------
    Cash used in financing activities         $      58  $       5  $     53
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The issues of debt during the third quarter of 2006 relates primarily to an increase in bank indebtedness in certain jurisdictions to support capital spending requirements.

    Financing Resources

                                                  As at      As at
                                              September   December
                                               30, 2006   31, 2005    Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                       $     233  $      89
      Long-term debt due within one year            101        131
      Long-term debt                                652        700
    -------------------------------------------------------------------------
                                                    986        920
    Shareholders' equity                          7,176      6,565
    -------------------------------------------------------------------------
    Total capitalization                      $   8,162  $   7,485  $    677
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization increased by 9% or $677 million to $8.2 billion at September 30, 2006 as compared to $7.5 billion at December 31, 2005. The increase in capitalization is a result of an increase in shareholders' equity and liabilities of $611 million and $66 million, respectively.
    The increase in shareholders' equity is primarily the result of:

    - net income earned during the first nine months of 2006 (as discussed above);
    - a $216 million increase in the currency translation adjustment, primarily as a result of the strengthening of the Canadian dollar against the U.S. dollar between December 31, 2005 and September 30, 2006; and
    - Class A Subordinate Voting Shares issued on the exercise of stock options.

    The increases in equity were partially offset by:

    -  dividends paid during the first nine months of 2006; and
    - a $6 million reduction of share capital related to the repurchase of our Class A Subordinate Voting Shares which had been awarded on a restricted basis to an executive.

    The increase in liabilities is primarily a result of an increase in bank indebtedness as a result of:

    -  the acquisition of CTS in February;
    -  to support capital spending requirements; and
    - an increase in reported U.S. dollar amounts as a result of the strengthening of the Canadian dollar against the U.S. dollar.

    These increases were partially offset by decreases in long-term debt as a result of:

    - the repayment of the second series of our senior unsecured notes related to the acquisition of NVG in January 2006;
    -  the repayment of $59 million of senior unsecured notes in May 2006;
       and
    - the deconsolidation of a partially owned European subsidiary which declared bankruptcy on August 16, 2006 and has subsequently been sold by the administrator.
    >>

    During the first nine months of 2006, our cash resources decreased by $33 million to $1.6 billion as a result of the cash used in investing and financing activities, partially offset by the cash provided from operating activities as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion, of which $1.6 billion was unused and available.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at November 3, 2006 were exercised or converted:


    <<
    Class A Subordinate Voting and Class B Shares                109,729,081
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              4,237,182
    -------------------------------------------------------------------------
                                                                 115,062,852
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

          The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.
    >>

    Contractual Obligations and Off-Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2006 that are outside the ordinary course of business. Refer to our MD&A included in our 2005 Annual Report.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $50 million since we have a legal right of set-off of the customer's long-term receivable payable to us against such borrowings and intend to settle the related amounts simultaneously.

    <<
    RESULTS OF OPERATIONS - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
    -------------------------------------------------------------------------

    Sales

                                                For the nine months
                                                 ended September 30,
                                                --------------------
                                                   2006       2005    Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of
     units)
      North America                              11.727     11.812      - 1%
      Europe                                     11.566     11.894      - 3%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                           $     767  $     721      + 6%
      Europe                                  $     357  $     321     + 11%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                         $   8,996  $   8,519      + 6%
        Europe                                    4,125      3,816      + 8%
        Rest of World                               190        123     + 54%
      Complete Vehicle Assembly                   3,132      3,059      + 2%
      Tooling, Engineering and Other              1,369      1,440      - 5%
    -------------------------------------------------------------------------
    Total Sales                               $  17,812  $  16,957      + 5%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America increased 6% or $477 million to $9.0 billion for the nine months ended September 30, 2006 compared to $8.5 billion for the nine months ended September 30, 2005. This increase in production sales reflects a 6% increase in our North American average dollar content per vehicle partially offset by a 1% decrease in North American vehicle production volumes.
    Our average dollar content per vehicle grew by 6% or $46 to $767 for the nine months ended September 30, 2006 compared to $721 for the nine months ended September 30, 2005, primarily as a result of:

    <<
    - the launch of new programs during or subsequent to the nine months ended September 30, 2005, including:
       -  GM's new full-size SUVs;
       -  the Ford Fusion, Mercury Milan and Lincoln Zephyr;
       -  the Chevrolet HHR;
       -  the Chevrolet Impala;
       -  the Dodge Charger; and
       -  the Pontiac Torrent;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;
    - increased production and/or content on certain programs, including the Mercedes M-Class; and
    -  the acquisition of CTS in February 2006.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
       -  the Ford Escape and Mazda Tribute;
       -  the Dodge Caravan, Grand Caravan and Chrysler Town & Country;
       -  the Chrysler Pacifica;
       -  the Cadillac STS;
       -  the Jeep Grand Cherokee;
       -  the Chevrolet Equinox; and
       -  the Ford Freestar and Mercury Monterey;
    - programs that ended production during or subsequent to the nine months ended September 30, 2005;
    - the sale of certain facilities during or subsequent to the third quarter of 2005; and
    -  incremental customer price concessions.

    External Production Sales - Europe

    External production sales in Europe increased 8% or $309 million to $4.1 billion for the nine months ended September 30, 2006 compared to $3.8 billion for the nine months ended September 30, 2005. This increase in production sales reflects an 11% increase in our European average dollar content per vehicle partially offset by a 3% decline in European vehicle production volumes.
    Our average dollar content per vehicle grew by 11% or $36 to $357 for the nine months ended September 30, 2006 compared to $321 for the nine months ended September 30, 2005, primarily as a result of:

    - acquisitions completed during or subsequent to the first nine months of 2006, including CTS in February 2006;
    - the launch of new programs during or subsequent to the first nine months of 2005, including:
       -  the Honda Civic;
       -  the Volkswagen Passat;
       -  the Peugeot 207;
       -  the Mercedes S-Class; and
       -  the Chrysler 300; and
    -  increased production and/or content on certain programs, including:
       -  the Mercedes B-Class; and
       -  the BMW X3.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including the Mercedes A-Class and C-Class;
    - a decrease in reported U.S. dollar sales primarily due to the weakening of the euro and British pound against the U.S. dollar;
    - programs that ended production during or subsequent to the nine months ended September 30, 2005, including production on all MG Rover programs as a result of the MG Rover situation;
    - the sale of certain facilities during or subsequent to the first nine months of 2005; and
    -  incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 54% or $67 million to $190 million for the nine months ended September 30, 2006 compared to $123 million for the nine months ended September 30, 2005. The increase in production sales is primarily a result of:

    -  the ramp-up of production at new facilities in China;
    -  increased production sales at our powertrain facilities in Korea;
    - an increase in production sales at a closures systems facility in Brazil;
    -  the acquisition of a mirrors facility in South Africa; and
    - an increase in reported U.S. dollar sales due to the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.

    Complete Vehicle Assembly Sales
                                               For the nine months
                                                ended September 30,
                                               --------------------
                                                  2006       2005     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales          $   3,132  $   3,059       + 2%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes
     (Units)
      Full-Costed:                             114,776    111,417       + 3%
        BMW X3, Mercedes E-Class and
         G-Class, and Saab 9(3) Convertible
      Value-Added:                              68,177     53,904      + 26%
        Jeep Grand Cherokee, Chrysler 300,
        Chrysler Voyager, and Jeep Commander
    -------------------------------------------------------------------------
                                               182,953    165,321      + 11%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly volumes increased 11% or 17,632 units to 182,953 units for the nine months ended September 30, 2006 compared to 165,321 units for the nine months ended September 30, 2005. Complete vehicle assembly sales increased 2% or $73 million to $3.132 billion for the nine months ended September 30, 2006 compared to $3.059 billion for the nine months ended September 30, 2005. The increase in complete vehicle assembly sales is primarily the result of an increase in full-costed vehicle assembly volumes combined with the launch of new programs during or subsequent to the nine months ended September 30, 2005 including the Chrysler 300 in the second quarter of 2005 and the Jeep Commander in the first quarter of 2006.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 5% or $71 million to $1.369 billion for the nine months ended September 30, 2006 compared to $1.440 billion for the nine months ended September 30, 2005.
    In the nine months ended September 30, 2006, the major programs for which we recorded tooling, engineering and other sales were:

    -  GM's next generation full-size pickups and SUVs;
    -  the MINI Cooper;
    -  the Freightliner P-Class;
    -  the Ford Escape;
    -  the Ford Edge;
    -  the Ford F-Series SuperDuty;
    -  the Suzuki XL7;
    -  The Ford 500; and
    -  the BMW Z4.

    In the nine months ended September 30, 2005, the major programs for which we recorded tooling, engineering and other sales were:

    -  the BMW X5;
    -  GM's next generation full-size pickups and SUVs;
    -  the Ford Fusion, Mercury Milan and Lincoln Zephyr;
    -  the Dodge Caliber;
    -  the Hummer H3;
    -  the BMW X3;
    -  the Mercedes M-Class;
    -  the Dodge Durango; and
    -  the Ford F-Series SuperDuty.

    In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian dollar against the U.S. dollar.

    EBIT

                                               For the nine months
                                                ended September 30,
                                               --------------------
                                                  2006       2005     Change
    -------------------------------------------------------------------------
    North America                            $     535  $     540
    Europe                                         161        175
    Rest of World                                   (4)         5
    Corporate and Other                             50        102
    -------------------------------------------------------------------------
    Total EBIT                               $     742  $     822      - 10%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the nine-month periods ended September 30, 2006 and 2005 were the following unusual items, which have been discussed in the "Highlights" section above.

                                                         For the nine months
                                                          ended September 30,
                                                        ---------------------
                                                             2006       2005
    -------------------------------------------------------------------------

    North America
      Restructuring charges                             $     (27) $      (9)
      Sale of facilities                                       (5)        16
    -------------------------------------------------------------------------
                                                              (32)         7
    -------------------------------------------------------------------------
    Europe
      Restructuring charges                                   (13)       (16)
      Sale of facility                                        (12)         -
      Charges associated with MG Rover                          -        (15)
      Impairment charges                                        -         (5)
    -------------------------------------------------------------------------
                                                              (25)       (36)
    -------------------------------------------------------------------------
    Corporate and Other
      Restructuring charges                                     -         (3)
      Settlement gain                                           -         26
      Foreign currency gain                                     -         18
    -------------------------------------------------------------------------
                                                                -         41
    -------------------------------------------------------------------------
                                                        $     (57) $      12
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America

    EBIT in North America decreased 1% or $5 million to $535 million for the nine months ended September 30, 2006 compared to $540 million for the nine months ended September 30, 2005. Excluding the North American unusual items discussed in the "Highlights" section above, EBIT increased $34 million, primarily as a result of:

    - margins earned on new programs that launched during or subsequent to the nine months ended September 30, 2005;
    - margins earned on increased production and/or content on certain programs;
    -  operational improvements at certain underperforming divisions;
    - the closure or sale during or subsequent to the first nine months of 2005 of facilities that incurred losses during the first nine months of 2005;
    -  lower affiliation fees paid to Corporate; and
    - lower employee profit sharing as a result of the decrease in our consolidated earnings.

    These factors were partially offset by:

    - lower margins as a result of a decrease in production volumes for certain programs;
    - operational inefficiencies and other costs at certain underperforming divisions, primarily at certain interior systems facilities;
    -  amortization of fair value increments related to the Privatizations;
    -  incremental customer price concessions.

    Europe

    EBIT in Europe decreased 8% or $14 million to $161 million for the nine months ended September 30, 2006 compared to $175 million for the nine months ended September 30, 2005. Excluding the European unusual items discussed in the "Highlights" section above, EBIT decreased by $25 million, primarily as a result of:

    - operating inefficiencies and other costs at certain facilities, primarily at certain interior systems facilities;
    - lower margins as a result of the decrease in sales on certain programs;
    -  amortization of fair value increments related to the Privatizations;
       and
    -  incremental customer price concessions.

    These factors were partially offset by:

    - a decrease in estimated product warranty costs including a favourable revaluation to warranty accruals as a result of updated warranty claim data received in the third quarter of 2006;
    - margins earned on assembly and production programs that launched during or subsequent to the first nine months of 2005;
    - increased margins earned on higher volumes for certain assembly programs;
    -  lower affiliation fees paid to Corporate;
    -  operational improvements at certain underperforming divisions;
    - lower employee profit sharing as a result of the decrease in our consolidated earnings; and
    -  the acquisition of CTS in February of 2006.

    Rest of World

    EBIT in the Rest of World decreased $9 million to a loss of $4 million for the nine months ended September 30, 2006 compared income of $5 million for the nine months ending September 30, 2005. EBIT decreased primarily as a result of:

    - costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market; and
    -  lower profits earned at our closures systems facility in Brazil.

    Partially offsetting these costs was the additional margin earned on the increased production sales discussed above.

    Corporate and Other

    Corporate and Other EBIT decreased 51% or $52 million to $50 million for the nine months ended September 30, 2006 compared to $102 million for the nine months ended September 30, 2005. Excluding the unusual items discussed in the "Highlights" section above, EBIT decreased $11 million primarily as a result of:

    -  a decrease in affiliation fees earned from our divisions;
    - higher charitable donations, including hurricane Katrina disaster relief; and
    - foreign exchange losses incurred during the nine months ended September 30, 2006.

    These factors were partially offset by:

    -  a decrease in stock compensation expense;
    - a decrease in incentive compensation as a result of the decrease in our consolidated earnings; and
    -  an increase in equity income earned on investments.
    >>

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our audited consolidated financial statements, which describes these claims.

    SUBSEQUENT EVENT
    -------------------------------------------------------------------------

    On November 3, 2006, the Company purchased the Fontana Golf and Sports Club in Austria from MEC for total consideration of $38 million. The transaction was reviewed by a Special Committee of, and approved by the independent members of, Magna's Board of Directors following the unanimous recommendation of the Special Committee.

    FORWARD LOOKING STATEMENTS
    -------------------------------------------------------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; the termination by our customers of any material contracts; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    <<
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME
    (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                    Three months ended    Nine months ended
                                       September 30,         September 30,
                                  --------------------- ---------------------
                             Note      2006       2005       2006       2005
    -------------------------------------------------------------------------
    Sales                          $  5,424   $  5,381   $ 17,812   $ 16,957
    -------------------------------------------------------------------------

    Cost of goods sold                4,789      4,679     15,510     14,737
    Depreciation and
     amortization                       191        174        580        515
    Selling, general and
     administrative             6       299        287        990        884
    Interest (income)
     expense, net                        (6)         2         (8)         5
    Equity income                        (4)        (1)       (10)        (6)
    Impairment charges                    -          -          -          5
    -------------------------------------------------------------------------
    Income from operations
     before income taxes
     and minority interest              155        240        750        817
    Income taxes                         61         81        251        250
    Minority interest                     -          -          -         11
    -------------------------------------------------------------------------
    Net income                     $     94   $    159   $    499   $    556
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     or Class B Share:
      Basic                        $   0.87   $   1.47   $   4.60   $   5.24
      Diluted                      $   0.86   $   1.44   $   4.52   $   5.16
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or Class B Share       $   0.38   $   0.38   $   1.14   $   1.14
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and
     Class B Shares outstanding
     during the period
     (in millions):
      Basic                           108.6      108.4      108.6      106.2
      Diluted                         111.4      111.2      111.3      108.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended    Nine months ended
                                       September 30,         September 30,
                                  --------------------- ---------------------
                                       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Retained earnings,
     beginning of period           $  3,731   $  3,251   $  3,409   $  2,937
    Net income                           94        159        499        556
    Dividends on Class A
     Subordinate Voting
     and Class B Shares                 (41)       (42)      (124)      (125)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                 $  3,784   $  3,368   $  3,784   $  3,368
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended    Nine months ended
                                       September 30,         September 30,
                                  --------------------- ---------------------
                             Note      2006       2005       2006       2005
    -------------------------------------------------------------------------
    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income                     $     94   $    159   $    499   $    556
    Items not involving
     current cash flows                 179        202        616        576
    -------------------------------------------------------------------------
                                        273        361      1,115      1,132
    Changes in non cash
     operating assets
     and liabilities                     49       (482)      (317)      (592)
    -------------------------------------------------------------------------
                                        322       (121)       798        540
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (198)      (198)      (544)      (527)
    Purchase of subsidiaries    2       (51)         1       (254)      (168)
    Increase in other assets             (6)       (31)       (58)      (100)
    Proceeds from disposition             8          7         39         65
    -------------------------------------------------------------------------
                                       (247)      (221)      (817)      (730)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt                  (10)       (16)      (128)      (294)
    Issues of debt                      108         56        126        110
    Issues of Class A
     Subordinate Voting
     Shares                               1          6         16         20
    Dividends                           (41)       (41)      (123)      (125)
    -------------------------------------------------------------------------
                                         58          5       (109)      (289)
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and
     cash equivalents                    (2)        34         95        (49)
    -------------------------------------------------------------------------
    Net increase (decrease) in
     cash and cash equivalents
     during the period                  131       (303)       (33)      (528)
    Cash and cash equivalents,
     beginning of period              1,518      1,294      1,682      1,519
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  1,649   $    991   $  1,649   $    991
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)
                                                  September 30,  December 31,
                                             Note         2006          2005
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                       $    1,649    $    1,682
    Accounts receivable                                  4,068         3,436
    Inventories                                          1,554         1,388
    Prepaid expenses and other                             136            97
    -------------------------------------------------------------------------
                                                         7,407         6,603
    -------------------------------------------------------------------------
    Investments                                            175           142
    Fixed assets, net                                    4,100         4,124
    Goodwill                                    2        1,081           918
    Future tax assets                                      264           208
    Other assets                                           455           326
    -------------------------------------------------------------------------
                                                    $   13,482    $   12,321
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                               $      233    $       89
    Accounts payable                                     3,555         3,241
    Accrued salaries and wages                             485           474
    Other accrued liabilities                   3          477           394
    Income taxes payable                                   121            59
    Long term debt due within one year                     101           131
    -------------------------------------------------------------------------
                                                         4,972         4,388
    -------------------------------------------------------------------------
    Deferred revenue                                        78            85
    Long term debt                                         652           700
    Other long term liabilities                            275           241
    Future tax liabilities                                 329           342
    -------------------------------------------------------------------------
                                                         6,306         5,756
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                               5
      Class A Subordinate Voting Shares
        (issued: 108,513,183;
        December 31, 2005 - 108,184,395)                 2,487         2,470
      Class B Shares
        (convertible into Class A
        Subordinate Voting Shares)
        (issued: 1,093,983)                                  -             -
    Contributed surplus                         6           68            65
    Retained earnings                                    3,784         3,409
    Currency translation adjustment                        837           621
    -------------------------------------------------------------------------
                                                         7,176         6,565
    -------------------------------------------------------------------------
                                                    $   13,482    $   12,321
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles, as set out in the 2005 annual consolidated financial statements.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2006 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2006 and 2005.

    2.  ACQUISITIONS

    (a) For the nine months ended September 30, 2006

        (i) CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen ("CTS")

        On February 2, 2006, Magna acquired CTS, a leading manufacturer of roof systems for the automotive industry based in Germany. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include DaimlerChrysler, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

        The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $175 million, including goodwill and intangible assets of $128 million and $74 million, respectively.

        (ii) Magna Golf Club

        On August 25, 2006, the Company acquired the net assets of the Magna Golf Club located in Aurora, Ontario from Magna Entertainment Corp. ("MEC") for total cash consideration $46 million. The transaction was reviewed by a Special Committee of, and approved by the independent members of, Magna's Board of Directors following the unanimous recommendation of the Special Committee.

    (b) For the nine months ended September 30, 2005

        (i) Tesma

        On February 6, 2005, Magna acquired the 56% equity interest in Tesma international Inc. ("Tesma") that it did not previously own for total consideration of $613 million, which was satisfied by issuing
        6.7 million Magna Class A Subordinate Voting Shares and cash of
        $103 million. In addition, Magna assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of $17 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $270 million, including goodwill and intangible assets of $147 million and $110 million, respectively.

        (ii) Decoma

        On March 6, 2005, Magna acquired the 27% equity interest in Decoma International Inc. ("Decoma") that it did not previously own for total consideration of $239 million, which was satisfied by issuing
        2.9 million Magna Class A Subordinate Voting Shares and cash of
        $31 million. In addition, Magna assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of $2 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $78 million, including goodwill of $58 million.

        (iii) Intier

        On April 3, 2005, Magna acquired the 15% equity interest in Intier Automotive Inc. ("Intier") that it did not previously own for total consideration of $202 million, which was satisfied by issuing
        2.3 million Magna Class A Subordinate Voting Shares and cash of
        $50 million. In addition, Magna assumed responsibility for the existing stock options of Intier resulting in an increase in the purchase price of $23 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $87 million, including goodwill and intangible assets of $49 million and $37 million, respectively.

    3.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                             2006       2005
        ---------------------------------------------------------------------
        Balance, beginning of period                     $     96   $     57
        Expense, net                                            7         13
        Settlements                                            (5)        (8)
        Acquisition                                             6          -
        Foreign exchange and other                              2         (3)
        ---------------------------------------------------------------------
        Balance, March 31,                                    106         59
        Expense, net                                            7         24
        Settlements                                            (3)        (2)
        Foreign exchange and other                              5         (4)
        ---------------------------------------------------------------------
        Balance, June 30,                                     115         77
        Expense (income), net                                 (39)        14
        Settlements                                            (9)        (2)
        Foreign exchange and other                              -         (2)
        ---------------------------------------------------------------------
        Balance, September 30,                           $     67   $     87
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    4.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                     Three months ended    Nine months ended
                                         September 30,        September 30,
                                  --------------------- ---------------------
                                       2006       2005       2006       2005
        ---------------------------------------------------------------------

        Defined benefit pension
         plans and other           $      7   $      4   $     16   $     11
        Termination and long
         service arrangements             4          3         14         11
        Retirement medical
         benefits plan                    4          2          9          7
        ---------------------------------------------------------------------
                                   $     15   $      9   $     39   $     29
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    5.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three-month and nine-month periods ended September 30, 2006 are shown in the following table (numbers of shares in the following table are expressed in whole numbers):

                                                       Subordinate Voting
                                                  ---------------------------
                                                     Number of        Stated
                                                        shares         value
        ---------------------------------------------------------------------
        Issued and outstanding at
         December 31, 2005                         108,184,395    $    2,470
        Issued for cash under the Incentive
         Stock Option Plan                             166,209            11
        Issued under the Dividend
         Reinvestment Plan                               5,770             1
        ---------------------------------------------------------------------
        Issued and outstanding at
         March 31, 2006                            108,356,374         2,482
        Issued for cash under the Incentive
         Stock Option Plan                             140,535            10
        Issued under the Dividend
         Reinvestment Plan                               3,302             -
        Repurchase of Class A Subordinate
         Voting Shares(i)                                    -            (6)
        ---------------------------------------------------------------------
        Issued and outstanding at
         June 30, 2006                             108,500,211         2,486
        Issued for cash under the Incentive
         Stock Option Plan                              10,137             1
        Issued under the Dividend
         Reinvestment Plan                               2,835             -
        ---------------------------------------------------------------------
        Issued and outstanding at
         September 30, 2006                        108,513,183    $    2,487
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

            (i) During the three months ended June 30, 2006, 80,407 Magna
                Class A Subordinate Voting Shares, which were purchased for cash consideration of $6 million, were awarded on a restricted basis to an executive. Since this stock has not been released to the executive, it has been reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

        (b) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 3, 2006 were exercised or converted:

        Class A Subordinate Voting and Class B Shares            109,729,081
        Subordinated Debentures(i)                                 1,096,589
        Stock options(ii)                                          4,237,182
        ---------------------------------------------------------------------
                                                                 115,062,852
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

            (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

                 The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

            (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    6.  STOCK BASED COMPENSATION

        (a) The following is a continuity of options outstanding (number of options in the table below are expressed in whole numbers):

                              2006                           2005
             -------------------------------- -------------------------------
              Options outstanding             Options outstanding
             -------------------------------- -------------------------------
                                     Options                         Options
                        Exercise     exercis-           Exercise     exercis-
                Options  price(i)       able    Options  price(i)       able
                     No.    Cdn$          No.        No.    Cdn$          No.
    -------------------------------------------------------------------------
    Beginning
     of year   4,600,039   75.46   4,116,104   2,614,376   85.74   2,042,876
    Assumed on
     privati-
     zation            -       -           -   1,053,353   71.31     864,688
    Granted      115,000   87.80           -      35,000   85.75           -
    Exercised   (166,209)  58.32    (166,209)   (170,106)  61.09    (170,106)
    Vested             -       -      80,100           -       -       9,291
    Cancelled    (17,001)  93.35     (12,059)          -       -           -
    -------------------------------------------------------------------------
    March 31   4,531,829   76.33   4,017,936   3,532,623   82.62   2,746,749
    Assumed on
     privati-
     zation            -       -           -   1,377,067   54.11     973,668
    Exercised   (140,535)  62.92    (140,535)    (80,486)  53.67     (80,486)
    Vested             -       -       8,138           -       -      11,775
    Cancelled     (6,862)  73.11      (2,658)    (17,033)  84.60           -
    -------------------------------------------------------------------------
    June 30    4,384,432   76.76   3,882,881   4,812,171   74.94   3,651,706
    Exercised    (10,137)  65.55     (10,137)   (152,211)  60.56    (152,211)
    Vested             -       -     107,004           -       -     281,020
    Cancelled    (15,198) 107.83     (15,198)     (4,506)  94.66      (1,163)
    -------------------------------------------------------------------------
    September
     30        4,359,097   76.68   3,964,550   4,655,454   75.39   3,779,352
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

        (b) The fair value of stock options is estimated at the date of grant using the Black Scholes option pricing model. There were no options granted or modified during the three months ended September 30, 2006 or 2005. The weighted average assumptions used in measuring the fair value of stock options granted or modified, during the nine months ended September 30 2006 and 2005 are as follows:

                                     Three months ended    Nine months ended
                                         September 30,        September 30,
                                  --------------------- ---------------------
                                       2006       2005       2006       2005
        ---------------------------------------------------------------------
        Risk free interest rate           -          -      3.99%      3.24%
        Expected dividend yield           -          -      2.05%      2.18%
        Expected volatility               -          -        23%        23%
        Expected time until exercise      -          -    4 years    2 years
        ---------------------------------------------------------------------

        Weighted average fair value
         of options granted or
         modified in period (Cdn$)        -          -   $  14.89   $  18.48
        ---------------------------------------------------------------------
        Compensation expense recorded
         in selling, general and
         administrative expenses     $    4   $      4   $     10   $     13
        ---------------------------------------------------------------------

        (c) At September 30, 2006, unamortized compensation expense related to the restricted stock arrangements was $43 million, and has been presented as a reduction of shareholders' equity.

        (d) Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the accumulated restricted stock compensation expense, and the value of the holders conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity of contributed surplus:

                                                             2006       2005
        ---------------------------------------------------------------------

        Stock-based compensation
          Balance, beginning of period                   $     62   $     16
          Impact of privatization transactions                  -         20
          Stock-based compensation expense                      2          2
          Exercise of options                                  (3)        (5)
        ---------------------------------------------------------------------
          Balance, March 31,                                   61         33
          Impact of privatization transactions                  -         25
          Stock-based compensation expense                      3          5
          Exercise of options                                  (3)        (2)
        ---------------------------------------------------------------------
          Balance, June 30,                                    61         61
          Stock-based compensation expense                      4          3
          Exercise of options                                   -         (3)
        ---------------------------------------------------------------------
          Balance, September 30,                               65         61
        Holders conversion option                               3          3
        ---------------------------------------------------------------------
                                                         $     68   $     64
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    7.  SEGMENTED INFORMATION

                                               Three months ended
                                               September 30, 2006
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,444   $  1,384              $  1,123
          United States               1,187      1,145                 1,117
          Mexico                        374        334                   349
          Eliminations                 (134)         -                     -
        ---------------------------------------------------------------------
                                      2,871      2,863   $     67      2,589

        Europe
          Euroland                    2,203      2,168                 1,030
          Great Britain                 203        203                    84
          Other European countries      148        118                   107
          Eliminations                  (44)         -                     -
        ---------------------------------------------------------------------
                                      2,510      2,489         68      1,221
        Rest of World                    84         72         (4)       111
        Corporate and Other             (41)         -         18        179
        ---------------------------------------------------------------------
        Total reportable segments  $  5,424   $  5,424   $    149      4,100
        Current assets                                                 7,407
        Investments, goodwill and
         other assets                                                  1,975
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,482
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

                                              Three months ended
                                              September 30, 2005
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,599   $  1,502              $  1,060
          United States               1,406      1,353                 1,221
          Mexico                        277        266                   331
          Eliminations                 (154)         -                     -
        ---------------------------------------------------------------------
                                      3,128      3,121   $    159      2,612

        Europe
          Euroland                    1,957      1,926                 1,136
          Great Britain                 196        194                    81
          Other European countries      125         91                    90
          Eliminations                  (35)         -                     -
        ---------------------------------------------------------------------
                                      2,243      2,211         38      1,307
        Rest of World                    59         49          2         79
        Corporate and Other             (49)         -         43        112
        ---------------------------------------------------------------------
        Total reportable segments  $  5,381   $  5,381   $    242      4,110
        Current assets                                                 6,647
        Investments, goodwill and
         other assets                                                  1,621
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 12,378
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                              Nine months ended
                                              September 30, 2006
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  4,833   $  4,647              $  1,123
          United States               4,233      4,083                 1,117
          Mexico                      1,203      1,098                   349
          Eliminations                 (408)         -                     -
        ---------------------------------------------------------------------
                                      9,861      9,828   $    535      2,589
        Europe
          Euroland                    6,855      6,740                 1,030
          Great Britain                 684        682                    84
          Other European countries      457        353                   107
          Eliminations                 (142)         -                     -
        ---------------------------------------------------------------------
                                      7,854      7,775        161      1,221
        Rest of World                   240        209         (4)       111
        Corporate and Other            (143)         -         50        179
        ---------------------------------------------------------------------
        Total reportable segments  $ 17,812   $ 17,812   $    742      4,100
        Current assets                                                 7,407
        Investments, goodwill and
         other assets                                                  1,975
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,482
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                  Nine months ended
                                                  September 30, 2005
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  4,794  $  4,568               $  1,060
          United States               4,321     4,130                  1,221
          Mexico                        791       750                    331
          Eliminations                 (426)        -                      -
        ---------------------------------------------------------------------
                                      9,480     9,448   $     540      2,612
        Europe
          Euroland                    6,481     6,350                  1,136
          Great Britain                 702       691                     81
          Other European countries      443       341                     90
          Eliminations                 (137)        -                      -
        ---------------------------------------------------------------------
                                      7,489     7,382         175      1,307
        Rest of World                   152       127           5         79
        Corporate and Other            (164)        -         102        112
        ---------------------------------------------------------------------
        Total reportable segments  $ 16,957  $ 16,957   $     822      4,110
        Current assets                                                 6,647
        Investments, goodwill and
         other assets                                                  1,621
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 12,378
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) EBIT represents operating income before interest income or expense.

    8.  RELATED PARTY TRANSACTIONS

        On March 31, 2006, the Company purchased a real estate property located in the United States from MEC for a total purchase price of $6 million.

        On August 25, 2006, the Company purchased the Magna Golf Club from MEC for a total purchase price of $46 million (see note 2).

    9.  SUBSEQUENT EVENT

        On November 3, 2006, the Company purchased the Fontana Golf and Sports Club in Austria from MEC for total consideration of $38 million. The transaction was reviewed by a Special Committee of, and approved by the independent members of, Magna's Board of Directors following the unanimous recommendation of the Special Committee.

    10. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.
    >>



For further information: please contact Louis Tonelli, Vice-President, Investor Relations at (905) 726-7035